UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

March 27, 2024

In accordance with the Regulation of Relevant and Reserved Information, approved by Resolution SMV No. 005-2014-SMV-01, we hereby inform that today, the Annual Mandatory Shareholders' Meeting (the "Meeting") of AENZA S.A.A. was held, in which, among other matters, the increase of the amount of the Corporate Bond previously approved at the General Shareholders' Meeting of November 2, 2020, was approved.

In this regard, the Meeting decided to increase the maximum amount of the Corporate Bond from US$ 350,000,000.00 to US$ 420,000,000.00 or its equivalent in other currencies, delegating to the Board of Directors the power to determine the specific terms and conditions of the Corporate Bond, including the power to determine the guarantees, among others, in the terms set forth in the Minutes of the General Shareholders' Meeting of AENZA S.A.A. of November 2, 2020, as well as the possibility for the Board of Directors to delegate the powers granted in its favor.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	March 27, 2024

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